ALEXANDRA CAPITAL CORP.

FINANCIAL STATEMENTS

November 30, 2017 and 2016

(Expressed in Canadian Dollars)

Management's Responsibility for Financial Reporting

To the Shareholders of Alexandra Capital Corp.:

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Audit Committee, which is comprised primarily of Directors who are neither management nor employees of Alexandra Capital Corp. has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee is also responsible for recommending the appointment of Alexandra Capital Corp.'s external auditors.

MNP LLP, an independent firm of Chartered Professional Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

”Vivian Katsuris“	”Ioannis Tsitos“
President	Director

Independent Auditors“ Report

To the Shareholders of Alexandra Capital Corp.:

We have audited the accompanying financial statements of Alexandra Capital Corp., which comprise the statements of financial position as at November 30, 2017 and 2016, and the related statements of operations and comprehensive loss, changes in equity and cash flows for the three years ended November 30, 2017, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors“ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexandra Capital Corp. as at November 30, 2017 and 2016 and its financial performance and its cash flows for the three years ended November 30, 2017, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, British Columbia
March 12, 2018	Chartered Professional Accountants

ALEXANDRA CAPITAL CORP.
Statements of Financial Position
(Expressed in Canadian dollars)

		November 30,	November 30,
As at	Note	2017	2016
ASSETS
Current assets
Cash		$96,152	$10,276
Subscription receivable	4	428,000	-
Sales tax receivable		6,573	1,167
Prepaid expenses	7	40,375	-
Due from related parties	7	18,750	-
Short-term investments	2	-	90,000
Total current assets		589,850	101,443
Non-current assets
Exploration and evaluation assets	3	171,012	165,012
Total assets		$760,862	$266,455
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$51,171	$15,525
Total current liabilities		51,171	15,525
SHAREHOLDERS' EQUITY
Share capital	4	1,218,766	633,109
Contributed surplus	4	106,109	117,016
Deficit		(615,184)	(499,195)
Total shareholders' equity		709,691	250,930
Total liabilities and shareholders' equity		$760,862	$266,455

These financial statements are authorized for issuance by the Board of Directors on March 12, 2018.

Approved on behalf of the Board:
	”Vivian Katsuris“	”Ioannis Tsitos“
	President	Director

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
Statements of Net and Comprehensive Loss
(Expressed in Canadian dollars)

For the years ended November 30,	Note	2017	2016	2015
OPERATING EXPENSES
General office expenses		$2,979	$1,208	$1,096
Professional fees	7	91,853	53,328	67,361
Rent	9	2,500	-	900
Transfer agent and filing fees		19,027	54,451	22,278
Total expenses		(116,359)	(108,987)	(91,635)
OTHER INCOME
Interest income		370	900	2,202
NET AND COMPREHENSIVE LOSS FOR THE YEAR		$(115,989)	$(108,087)	$(89,433)

LOSS PER SHARE, Basic and Diluted		$(0.01)	$(0.01)	$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, Basic and Diluted		13,171,397	12,934,000	12,934,000

ALEXANDRA CAPITAL CORP.
Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended November 30,	2017	2016	2015
Cash Provided By (Used In)

Operating Activities

Net and comprehensive loss for the year	$(115,989)	$(108,087)	$(89,433)

Changes in non-cash working capital:
Sales tax receivable	(5,406)	(1,167)	9,214
Prepaid expenses	(40,375)	2,600	3,700
Due from related parties	-	-	250
Accounts payable and accrued liabilities	35,646	(18,362)	(46,298)
Net cash used in operating activities	(126,124)	(125,016)	(122,567)
Investing Activities

Deferred exploration costs	-	-	(10,000)
Short-term investments	90,000	125,106	89,894
Net cash provided by investing activities	90,000	125,106	79,894
Financing Activities

Common shares issued for cash, net of share issuance costs and subscription receivable	122,000	-	-
Net cash provided by financing activities	122,000	-	-

Increase in cash	85,876	90	(42,673)

Cash, beginning of the year	10,276	10,186	52,859

Cash, end of the year	$96,152	$10,276	$10,186

ALEXANDRA CAPITAL CORP.
Statements of Changes in Equity
(Expressed in Canadian dollars)

	Share capital
	Number of		Contributed
	shares	Amount	Surplus	Deficit	Total

Balance, November 30, 2014	12,934,000	$633,109	$117,016	$(301,675)	$448,450
Net and comprehensive loss for the year	-	-	-	(89,433)	(89,433)

Balance, November 30, 2015	12,934,000	633,109	117,016	(391,108)	359,017
Net and comprehensive loss for the year	-	-	-	(108,087)	(108,087)

Balance, November 30, 2016	12,934,000	633,109	117,016	(499,195)	250,930
Net and comprehensive loss for the year	-	-	-	(115,989)	(115,989)
					-
Shares issued for private placements (Note 4)	5,500,000	550,000	-	-	550,000
Share issuance costs (Note 4)	490,500	-	-	-	-
Shares issued for exploration and evaluation assets (Note 3)	300,000	6,000	-	-	6,000
Shares issued for options exercised (Note 4)	125,000	29,657	(10,907)	-	18,750

Balance, November 30, 2017	19,349,500	$1,218,766	$106,109	$(615,184)	$709,691

The accompanying notes are an integral part of these financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

Alexandra Capital Corp. (the ”Company“) was incorporated under the Business Corporations Act of British Columbia on October 17, 2011. The head office, principal address and registered and records office of the Company are located at 300 “ 2015 Burrard Street, Vancouver, B.C., V6J 3H4.

On August 13, 2014, the Company commenced trading on the TSX Venture Exchange as a Tier 2 Mining Issuer. The Company's principal business activity is the exploration of mineral resources on the Southern Belle or ”SB“ Property.

On March 7, 2016, the Company announced that it has received final approval to list its common shares on the Canadian Securities Exchange (the ”CSE“) and has voluntarily delisted its common shares from the TSX Venture Exchange (the ”TSXV“). The Company's common shares commenced trading on the CSE at market open on March 10, 2016 and were delisted from the TSXV effective March 9, 2016. The Company's trading symbol ”AXC“ remains the same. The Company's common shares are also trading on Over-The-Counter Bulletin Board (the ”OTCBB“) with the symbol ”AXDRF“.

Letter of Intent

On December 1, 2017, the Company entered into a further non-binding letter of intent (”LOI“), which supersedes and replaces the previous letter of intent announced on November 10, 2017, with WMC ApS (”WMC“), a private Danish company based in Copenhagen which brokers and develops payment processes in crypto currency transactions (the ”Technology“). The Company previously entered into a non-binding letter of intent on November 10, 2017 with WMC for the grant by WMC to the Company of an exclusive license to use, market, sub-license, sell and distribute the Technology in Canada and the United States of America.

Pursuant to the new LOI, the Company, WMC and its shareholders will enter into a definitive agreement (the ”Definitive Agreement“) whereby the Company will acquire all of the issued and outstanding common shares of WMC in consideration for the issuance by the Company of 26,000,000 common shares of the Company at closing. The Company will issue an additional 15,000,000 common shares on the 13th month after closing the acquisition, provided that WMC achieves an average of $5,000,000 in gross monthly transaction volume over the preceding 12 months. All common shares issued as consideration for the WMC shares will be subject to CSE escrow requirements and a statutory four months hold period.

Closing of the proposed transaction is subject to a number of conditions being satisfied or waived at or before closing, including the following:

•	Execution of a mutually acceptable Definitive Agreement;
•	Satisfactory completion of due diligence by each of the parties;
•	No material adverse change with respect to WMC or its business having occurred;
•	Completion of further financing for gross proceeds of at least $3,000,000; and
•	Receipt of all required regulatory and Canadian Securities Exchange approvals.

The Company is currently in the process of renegotiating the terms of the LOI as of the date of the audit report.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (continued)

Going Concern

The Company emphasizes that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern. These financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern, with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Southern Belle property is uncertain and dependent upon projects achieving commercial production or sale. The ability of the Company to carry out its business objectives are dependent on the Company's ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	November 30, 2017	November 30, 2016
Working capital	$538,679	$85,918
Deficit	$(615,184)	$(499,195)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (”IFRS“) as issued by the International Accounting Standards Board (”IASB“) and interpretations of the International Financial Reporting Interpretations Committee (”IFRIC“).

These financial statements are authorized for issue by the Board of Directors on March 12, 2018.

These financial statements have been prepared on the historical cost basis except for certain financial instruments classified as fair value through profit or loss (”FVTPL“) and available-for-sale which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except cash flow information. These financial statements are presented in Canadian dollars, which is the Company's functional currency.

Significant accounting judgments, estimates and assumptions

The preparation of these financial statements in conformity of IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. Actual results could differ from these estimates.

Significant estimates are used in preparing the financial statements include, but are not limited to:

(i)	Impairment of long lived assets

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting judgments, estimates and assumptions (continued)

Determining the amount of impairment of long lived assets requires an estimation of the recoverable amount, which is defined as the higher of fair value less the cost of disposal or value in use. Many of factors used in assessing recoverable amounts are outside of the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments in the Company“ long term assets such as property, plant and equipment and exploration and evaluation assets.

(ii)	Current and deferred taxes

Accounting for income taxes is a complex process requiring management to interpret frequently changing laws and regulations and make judgments relating to the application of tax law, the estimated timing of temporary difference reversals, and the estimated realization of tax assets. All tax filings are subject to subsequent government audits and potential reassessment. These interpretations, judgments and changes related to them impact current and deferred tax provisions, deferred income tax assets and liabilities and results of operations.

(iii)	Share-based payments

The fair value of stock options issued are subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	Going concern

Management has applied judgements in the assessment of the Company's ability to continue as a going concern when preparing its financial statements for the year ended November 30, 2017. Management prepares the financial statements on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period.

(ii)	Exploration and evaluation expenditures

The application of the Company's accounting policy for exploration and evaluation expenditures capitalized requires judgment in determining which expenditures are recognized as exploration and evaluation assets and applying the policy consistently. In making this determination, the Company considers the degree to which the expenditure can be economically recoverable.

(iii)	Decommissioning obligations

The provision for decommissioning obligations is based on numerous assumptions and judgements including the ultimate settlement amounts, inflation factors, risk free discount rates, timing of settlement and changes in the applicable legal and regulatory environments. To the extent future revisions to these assumptions impact the measurement of the existing decommissioning obligation, a corresponding adjustment is made to the property, plant and equipment balance.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash consists of amounts held in banks and cashable highly liquid investments with limited interest and credit risk.

Short-term investments

Short-term investments are investments which are transitional or current in nature with an original maturity greater than three months and less than twelve months. As at November 30, 2017, short-term investments consist of $Nil (November 30, 2016 - $90,000) in Guaranteed Investment Certificates (”GICs“).

Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in mineral interests. Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (”E&E“) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition. The Company recognizes as income, any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Decommissioning, restoration and similar liabilities (”Asset retirement obligation“)

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As at November 30, 2017, the Company has no asset retirement obligations and accordingly, has not recorded an asset retirement obligation in the financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred financing costs

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

Share-based payment

The Company recognizes share-based payment expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation expense is recognized when the options are granted with the same amount being recorded as contributed surplus. The expense is determined using an option pricing model that takes into account the exercise price, the term of the option, the current share price, the expected volatility of the underlying shares, the expected dividend yield, and the risk-free interest rate for the term of the option. If the options are exercised, contributed surplus will be reduced by the applicable amount. Share-based payment calculations have no effect in the Company's cash position.

Share purchase warrants

The Company bifurcates units consisting of common shares and share purchase warrants using the residual value approach whereby it first measures the common share component of the unit at fair value using market prices as input values and then allocates any residual amount to the warrant component of the unit. The residual value of the warrant component is credited to reserves. When warrants are exercised, the corresponding residual value is transferred from reserves to share capital.

Earnings / loss per share

Basic earnings (loss) per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share are calculated using the treasury stock method. This method assumes that common shares are issued for the exercise of options, warrants and convertible securities and that the assumed proceeds from the exercise of options, warrants and convertible securities are used to purchase common shares at the average market price during the period. The difference between the number of shares assumed issued and the number of shares assumed purchased is then added to the basic weighted average number of shares outstanding to determine the fully diluted number of common shares outstanding. No exercise or conversion is assumed during the periods in which a net loss is incurred as the effect is anti-dilutive.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire, or when the financial assets and their related risks and rewards are transferred. Financial liabilities are derecognized when they expire, are discharged or cancelled. Financial instruments are classified into five categories:

-	Loans and receivables
-	Held-to-maturity investments
-	Available-for-sale
-	Financial assets at fair value through profit and loss (”FVTPL“)
-	Financial liabilities at amortized cost

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

All financial instruments except the FVTPL and derivatives are measured initially at fair value plus transaction costs. Financial assets at FVTPL and derivatives are recognized initially at fair value while the transaction costs are expensed in the statements of net and comprehensive loss. The classification determines how the asset is subsequently measured and whether the resulting gains or losses are recognized in profit or loss or in other comprehensive loss.

After initial recognition, loans and receivables and held-to-maturity investments are measured at amortized cost using the effective interest method. Any changes to the carrying amounts of the held-to-maturity investments including impairment charges are recognized in profit and loss. Available-for-sale financial assets are measured at fair value with gains and losses recognized in other comprehensive income. Financial assets at FVTPL include financial assets that are classified either as held-for-trading or those are designated at FVTPL upon initial recognition. Gains or losses in these financial assets are recorded in profit and loss.

Financial liabilities are measured subsequently at amortized cost except for those held-for-trading which are carried subsequently at fair value with gains or losses recorded in profit and loss.

The Company classified its cash and short-term investment as FVTPL which is measured at fair value. Other receivables are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities which are measured at amortized cost.

Income taxes

Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences do not result in deferred tax assets or liabilities: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting profit (loss) nor taxable profit (loss); and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Parties are also considered to be related if they are subject to common control and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Accounting standards, amendments and interpretations not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the IFRIC during the year, but are not yet effective. None of these are expected to have a significant effect on the financial statements. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 9 Financial Instruments - IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. IFRS 9 is applicable to annual reporting periods beginning on or after January 1, 2018.

IFRS 16, Leases - IFRS 16 is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 15 is applicable to annual reporting periods beginning on or after January 1, 2019.

IFRS 2, Share-Based Payment - On June 20, 2016, the IASB issued amendments to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. As a practical simplification, the amendments can be applied prospectively, retrospectively, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for:

-	The effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
-	Share-based payment transactions with a net settlement feature for withholding tax obligations; and
-	A modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company does not expect that the new and amended standards will have a significant impact on its financial statements.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

3.	EXPLORATION AND EVALUATION ASSETS

Southern Belle (”SB“) Property, British Columbia

On February 17, 2014, the Company entered into an Option Agreement with Qualitas Holdings Corp. whereby the Corporation acquired an option to earn an undivided 100% interest in and to the eight (8) mineral claims comprising the Southern Bell ("SB“) Property, located approximately 25 kilometers west of Merritt, British Columbia totaling 3,517 hectares. The Option Agreement was amended on May 2, 2014 to substitute Eastland Management Ltd. for Qualitas Holdings Corp. as optionor of the claims.

On August 26, 2015, the Company and Eastland Management amended the Option Agreement so that on the first anniversary of TSXV approval (August 11, 2015) the Company must arrange for payment of $10,000 to Eastland Management in lieu of the original obligation to issue 200,000 common shares. All other aspects of the Option Agreement remain unchanged.

During the year ended November 30, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets. The Company fulfilled its obligation to earn the 100% interest in the Southern Belle Property with the share issuance.

In order to maintain the Option in good standing and earn a 100% interest in the SB Property, the Company is required to incur exploration expenditures totaling $100,000 on or before August 11, 2015 (completed) and make the following payments and share issuances:

	Cash	Shares
Upon receipt of Technical Report from Eastland (paid)	$10,000	-
Upon exchange acceptance of the Agreement (paid and issued)	15,000	200,000
On or before August 11, 2015 (paid)	10,000	-
On or before August 11, 2016 (issued)	-	300,000
	$35,000	500,000

Expenditures

Expenditures for the years ended November 30, 2017 and 2016 are as follows:

Southern Belle Property“ British Columbia	November 30, 2017	November 30, 2016

Acquisition costs:
Balance, beginning	$45,000	$45,000
Additions	6,000	-
Balance, Ending	51,000	45,000

Explorations costs:
Balance, Beginning and Ending	120,012	120,012

Total	$171,012	$165,012

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL

(a)	Common Shares

Authorized: Unlimited number of common shares without par value

The authorized capital of the Company consists of an unlimited number of common shares without par value. On February 15, 2017, the Company issued 300,000 common shares valued at $6,000 for the acquisition of exploration and evaluation assets (Note 3).

On November 28, 2017, the Company issued a total of 125,000 common shares at a price of $0.15 per share, for gross proceeds of $18,750, for options exercised for a former director of the Company.

On November 30, 2017, the Company issued 5,500,000 common shares at a price of $0.10 per share for total gross proceeds of $550,000, pursuant to the private placement previously announced on November 10, 2017. The Company also issued 490,500 common shares at a price of $0.10 per share valued at $49,050 as finder's fees.

As of November 30, 2017, the Company had subscription receivable balance of $428,000 (2016: Nil) for the common shares issued for the private placement on November 30, 2017 and $18,750 for commons share issued for options exercised by a former director on November 28, 2017 recorded in due from related party.

As at November 30, 2017, there were 19,349,500 common shares issued and outstanding (November 30, 2016 “ 12,934,000).

(b)	Escrowed Shares

In accordance with the TSXV CPC policy guidelines, all seed shares issued at a price lower than the price of the Initial Public Offering (IPO) shares, all securities acquired by non-arm's length parties to the Company, and all securities acquired by a Control Person are held in escrow and will be released over a period of three years from the acceptance of the Company's qualifying transaction.

As at November 30, 2017, the Company has nil common shares (November 30, 2016: 2,400,000) held in escrow. These common shares held in escrow were released as follows: 10% (800,000 common shares) released on the date of the acceptance of the Company's qualifying transaction and 15% (1,200,000 common shares) released every six months thereafter.

(c)	Stock Options

On November 12, 2014 the Company adopted an incentive stock option plan (the ”Option Plan“) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and consultants to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares in the capital of the Company at the time of granting of options.

Stock option transactions and the number of stock options outstanding as at November 30, 2017 and 2016 are summarized as follows:

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

4.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

	Number of	Weighed Average
	Options	Exercise Price
Balance, November 30, 2015	1,250,000	0.15
Cancelled and forfeited	(375,000)	-
Balance, November 30, 2016	875,000	0.16
Exercised	(125,000)	-
Balance, November 30, 2017	750,000	0.17

		Number of Options	Weighted average
	Exercise	outstanding and	remaining contractual	Weighted average
Expiry Date	Price	exercisable	life (year)	exercise price
	$
November 11, 2019	0.30	250,000	1.95	0.30
May 1, 2022	0.10	500,000	4.42	0.10
		750,000	3.60	0.17

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management's opinion, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

(d)	Share purchase warrants

Share purchase warrant transactions and the number of share purchase warrants outstanding as at November 30, 2017 and 2016 are summarized as follows:

	Number of	Weighted Average
	Warrants	Exercise Price	Expiry Date
Balance, November 30, 2017 and 2016	2,640,000	$0.10	August 11, 2019

As at November 30, 2017, the above noted share purchase warrants have a weighted average remaining contractual life of 1.7 years.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

5.	FINANCIAL RISK MANAGEMENT

The Company's financial assets consist of cash and short-term investments. The estimated fair values of cash and short-term investments approximate their respective carrying values due to the short period to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

a.	Level 1- unadjusted quoted prices in active markets for identical assets or liabilities;
b.	Level 2 - inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
c.	Level 3 -inputs that are not based on observable market data.

For the years ended November 30, 2017 and 2016, the Company's cash and short-term investments are classified as Level 1.

The Company is exposed to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements.

The Company“s cash is currently invested in business accounts which is available on demand by the Company for its operations.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to risks associated with the effects of fluctuations in the prevailing levels of market interest rates. The Company has no significant interest rate risk. As of November 30, 2017, the Company had cash balance of $96,152 and $Nil in GICs (November 30, 2016: $10,276 and $90,000, respectively). The Company had no interest-bearing debt.

Credit Risk

Credit risk is the risk of a loss in a counterparty to a financial instrument when it fails to meet its contractual obligations. The Company's exposure to credit risk is limited to its cash and short-term investments. The Company limits its exposure to credit risk by holding its cash and short-term investments in deposits with high credit quality Canadian financial institutions.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

6.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company defines capital that it manages as share capital and cash equivalents.

The property owned by the Company is currently is in the exploration stage; as such the Company has historically relied on equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the years ended November 30, 2017 and 2016.

7.	RELATED PARTY TRANSACTIONS

The amounts due to related parties are due to the directors and officers of the Company. The balances are unsecured, non-interest bearing and have no specific terms for repayment. Accordingly, the fair value cannot readily be determined. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the years ended November 30, 2017 and 2016, the Company incurred the following amounts through transactions with the CFO of the Company:

		November	30, 2017	November 30, 2016	November 30, 2015
Consulting fees	$		13,500	$10,500	$6,000

During the year ended November 30, 2017, a former director of the Company exercised 125,000 options at a price of $0.15 per share, for gross proceeds of $18,750 (Note 4). The funds were received subsequent to the year end.

As at November 30, 2017, $2,625 (2016 - $Nil) of prepayment was made to the CFO of the Company for consulting services to be provided subsequent to year-ended November 30, 2017. No amount is due from any other of the Company's directors, officers and related entities to the Company's directors and officers.

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

8.	SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended November 30, 2017 and 2016, the Company incurred non-cash financing and investing activities as follows:

	November 30, 2017	November 30, 2016
Non-cash financing activities:
Fair value of options exercised	$10,907	$-
Shares issued for finder's fees	49,050	-
Subscription receivable	428,000	-
Non-cash investing activities:
Shares issued for exploration and evaluations assets	$6,000	$-

9.	COMMITMENTS

On October 31, 2017, the Company entered into one-year lease agreement for leased premises in Vancouver, British Columbia, commencing November 1, 2017 and ending on October 31, 2018. The minimum base rent is $2,500 per month.

10.	INCOME TAXES

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statement of operations and comprehensive loss for the years ended November 30, 2017 and 2016:

	2017	2016	2015

Net loss before tax and comprehensive loss	$(115,989)	$(108,087)	$(89,433)
Statutory tax rate	26.00%	26.00%	26.00%
Expected income tax (recovery)	(30,157)	(28,103)	(23,253)
Non-deductible items	-	21	-
Change in deferred tax asset not recognized	30,157	28,082	23,253
Income tax expense (recovery)	$-	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their corresponding values for tax purposes. Deferred tax assets (liabilities) at November 30, 2017 and 2016 are comprised of the following:

	2017	2016

Exploration and evaluation assets	$(95,012)	$(95,012)
Non-capital losses carryforwards	95,012	95,012
Net deferred tax asset	$-	$-

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

10.	INCOME TAXES (continued)

The unrecognized deductible temporary differences as at November 30, 2017 and 2016 are comprised of the following:

	2017	2016

Non-capital losses carryforwards	$554,298	$417,075
Financing costs	48,265	18,050
Cumulative eligible capital	270	270
Total unrecognized deductible temporary differences	$602,833	$435,395

The Company has non-capital loss carryforwards, for which no deferred tax asset has been recognized of approximately $554,298 (2016: $417,075) which may be carried forward to apply against future income for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

Expiry
2033	$40,708
2034	117,154
2035	122,790
2036	138,822
2037	134,824
TOTAL	$554,298

ALEXANDRA CAPITAL CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOVEMBER 30, 2017 and 2016
(EXPRESSED IN CANADIAN DOLLARS)

11.	SUBSEQUENT EVENTS

On December 12, 2017, the Company issued 55,000 common shares for gross proceeds of $5,500 for warrants exercised.

On December 19, 2017, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On December 22, 2017, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On December 22,2017, the Company elected Mr. Jeremy Poirier to its board of directors.

On December 27, 2017, the Company announced that it has arranged a non-brokered private placement of 7,000,000 common shares at a price of $0.50 per common share, for gross proceeds of $3,500,000, which is subject to regulatory approval.

On January 9, 2018, the Company issued 476,000 common shares for gross proceeds of $47,600 for warrants exercised.

On January 19, 2018, the Company issued 100,000 common shares for gross proceeds of $10,000 for warrants exercised.

On January 22, 2018, the Company issued 500,000 common shares for gross proceeds of $50,000 for warrants exercised.

On February 2, 2018, the Company issued 21,000 common shares for gross proceeds of $2,100 for warrants exercised.

See Note 1 and Note 7.